Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

July 23 Announcement – Wires Conference Call Transcript

CONFERENCE CALL OPERATOR: Thank you for joining the Barclays press conference. We’re now ready to begin. I would now like to hand you over to John Varley, Barclays Chief Executive. Thank you.

JOHN VARLEY: Hello, thank you very much for being with us this morning. I’m here with Bob Diamond, Barclays Group President. Our announcement today, as you will have seen if you’ve been able to have a look at it, has got a lot of content so what I particularly want to do in my remarks this morning is to give you the big picture. Once I’ve done that, Bob and I will be happy to answer any questions that you’ve got.

As you know, the story at Barclays in recent years has been one of rapid growth in profit driven by earnings diversification and we’ve doubled our profit over the last four years by significantly increasing the percentage of our profits coming from outside the UK. That strategy is to align Barclays in terms of capability and physical footprint with the sources of growth in the global financial services industry, and we believe that growth will be large. Now, the ABN AMRO transaction fits squarely into that strategic framework. It’ll enable us to accelerate the implementation of our strategy, producing incremental profits and incremental returns. But at the same time as part of our strategy to increase the alignment between Barclays and the sources of growth in the industry, we’ve been seeking ways to increase our exposure to Asia, ABN AMRO itself helps with it because of its substantial presence across the Asian region.

These two strands have come together in today’s announcement. The investment in Barclays by the state owned China Development Bank and by Temasek, an investment company owned by the government of Singapore, represents the further development of our strategy, and in particular the Memorandum of Understanding that we’ve signed today with China Development Bank represents a significant step in the strategy that I’ve just outlined. It’ll provide Barclays with, we think, unprecedented access to the Chinese market and Chinese companies as they do business around the world.

CDB’s mission is to facilitate economic growth in China by supporting the state of China and Chinese corporations in their domestic and international activities. The opportunities to make money together are substantial, most obviously in our investment banking and investment management business in financing of risk management, in commodities and in asset management.

Barclays also have a longstanding relationship with Temasek which is on of the most sophisticated and successful equity investors in the world. Temasek has a specialism in the financial services sector which comprises about 35% of its total portfolio and which includes investments in 14 banks. We regard their investment in Barclays as a significant demonstration of commitment to our long-term growth prospects.

In its investment, which I’ll describe in a bit more detail in a minute, helps us to pursue the ABN AMRO merger opportunity by facilitating the improvement in our offer to ABN AMRO shareholders which we’re also announcing this morning, and finally by way of big picture, we announce today the headline figures of our trading performance in the first half of 2007 which have been very strong.

So let me just go through each of these items briefly. First of all, the new investors CDB and Temasek have committed to invest, in aggregate, 13.4 billion euros in Barclays. Of this, about 3.5 billion euros will be invested now unconditionally. A further 10 billion euros approximately is conditional on the completion of the ABN AMRO merger. The commitment of these substantial investment sums demonstrates their confidence in our strategy, and their confidence also in our ability to create higher growth for all our shareholders through the ABN AMRO merger.

The unconditional subscription for shares will take place at £7.20 and the bigger conditional subscription will take place at £7.40. China Development Bank will, in due course, own a stake of between 6% and 8% in the enlarged Barclays and Temasek a stake of between 2.5 and 3%.

I’ll turn now to the improved offer for ABN AMRO shareholders. The cash subscribed for new shares by our new investors coupled with the sort of capital that will be released from the sale of La Salle Bank, and with capital from our existing resources enables us to introduce about 25 billion euros in cash into our revised offer to ABN AMRO shareholders, and that will allow those shareholders who want to take cash from the merger to do so. About 37% of the total consideration will now be in cash. Those who take shares will benefit from the significant growth that we believe that the merger will generate. We’ve been careful in constructing the improved offer to ABN AMRO shareholders to protect the interests of our existing Barclays shareholders. So we’re announcing a buy-back of up to 3.6 billion euros which is intended to offset the placing issued in the unconditional placing to China Development Bank and Temasek and protect our shareholders from the dilution resulting from the placing and in addition our shareholders will have the ability to participate in a claw-back of stock from the conditional placing of shares to CDB and Temasek on the same terms.

The percentage of the enlarged Barclays which will be owned by our existing shareholders under our revised offer is 57% if they exercise their claw-back rights and that’s up from 52% in our first offer.

And, finally, the revised offer continues to satisfy the tough financial tests that we’ve always applied to mergers and acquisitions activity. Our original offer was for 3.225 shares in Barclays for every ABN AMRO share. The new offer today is 2.13 shares in Barclays plus 13.15 euros in cash for every ABN AMRO share. The big driver of the value of our offer is our stock price. Ultimately what will matter is where our stock is trading at the time the ABN AMRO shareholders make their decision. ABN AMRO shareholders who accept our shares will participate in the substantial up slide from our growth potential as well as a significant uplift in dividend per share.

Finally, let me say a few remarks about our first half performance, governing these by saying that we’ll make our full results announcement next week in the usual way and therefore please hold fire on your detailed questions about first half numbers until then, but in summary our pre-tax profit in the first half is up 12%, earnings per share were up 14% and we’ve increased the dividend by 10%. I’m fairly pleased with this performance, not least because it comes on top of the outstanding 25% growth in earnings that we reported in the first half of 2006. The results include big breadth of income across the…the portfolio but I single out Barclays Capital which has delivered another sparkling performance with income up over 20% and profit up over 30% generated by two record consecutive quarters.

I’m also pleased that profits in both UK retail banking and UK business banking were up 9% and that we’re on track to deliver on our commitment for a further 2% cost income ratio improvement in UK banking in 2007.

So, to sum up, today’s announcements carry forward the strategy that we’ve been pursuing for several years. They create substantial progress for us in generating further relationships in and exposure to Asia. You can see that our diversification strategy is paying off in another excellent financial performance by Barclays in the first half of 2007 and we’re improving our offer to ABN AMRO shareholders. We believe that the ABN AMRO deal will enable us to accelerate the implementation of our strategy and we also believe that this new offer creates the conditions for us to succeed.

So, thank you. That’s what I wanted to say. Bob and I are here and happy to take your questions.

CONFERENCE CALL OPERATOR: Thank you. Ladies and gentlemen, if you do wish to ask a question please press 7 on your telephone keypad. If you change your mind and would like to withdraw your question, please press 7 again. All questions will be asked in the order received and you’ll be advised when to ask your question. The first question comes through from the line of Steve Slater from Reuters, please go ahead with your question.

STEVE SLATER: Morning, John, morning, Bob. I…I can’t see the word recommended in the statement. Can you…can you say which recommended by the ABN?

JOHN VARLEY: Well, what we’ve agreed with ABN AMRO is that they…they need time to see what the stock price consequence of these various announcements are today, so to be clear, our…our…our offer, when it is circulated, will have a condition of recommendation from the…from the two boards and we hope and expect that we will have that recommendation but for the time being there will be no recommendation until they see how the stock price performs.

STEVE SLATER: Okay, that would…that would suggest that they are…they’re sort of looking at a revised consortium offer as well and are going to pick between the two. Is that…is that…?

JOHN VARLEY: Well, I think, you know, I…I think what…what they want is to ensure that their shareholders can look at both offers, and they want to make sure that they’re in a position to make their recommendation in due course. You know what the offers stand for are very different and what our offer has is certainty, it has deliverability, it has considerable short term and long term value. That’s why I’m confident that it will receive their recommendation.

STEVE SLATER: Okay. Have you had any feedback from them on…on what they think of the new offer? It’s still obviously a bit…

JOHN VARLEY: I think…I think their boards well understand the strategic importance of what we have announced today and as you know from our point of view one of the real attractions of ABN AMRO is its presence in…in the Asian markets and between us ABN AMRO, Barclays and China Development Bank will be able to create a lot of good business flow and a lot of earnings for our shareholders through time.

STEVE SLATER: Okay, fine, and secondly, can I…is this your final offer or…or are you keeping a little bit more back?

JOHN VARLEY: Well, I mean we’ve put a…a revised and improved offer in front of ABN AMRO shareholders today and we’re confident about its prospects.

STEVE SLATER: Okay, but do you think, I mean do you still have a little bit more in the…in the tank?

JOHN VARLEY: No, I’ll only repeat, I’m afraid, what I’ve just said so I have nothing to add to that.

STEVE SLATER: Okay, fine, thanks.

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Corina Ruhe from the Betten Financial News, please go ahead with your question.

CORINA RUHE: Good morning, sir. Can you tell me whether you think that shareholders of ABN AMRO will choose for this offer since the…

JOHN VARLEY: Sorry, can you…I’m just not hearing you very clearly, could you just say that again?

CORINA RUHE: Okay, can you hear me now?

JOHN VARLEY: Yes, I can, thank you.

CORINA RUHE: Okay, good morning. My question was why do you think that the shareholders of ABN will choose for this offer against the offer of the consortium is still higher?

JOHN VARLEY: Well, I think it’s a bit premature to say that they consortium offer is higher because what you need to see is the…is the impact of our performance and the developments on our stock price through time and the key time for the decision is not today. The key time for the decision is in September when ABN AMRO shareholders will…will vote on…on the offers. And I remain confident that we are doing two things in this revised offer. On the one hand we’re putting a large cash component into the consideration mix enabling those ABN AMRO shareholders who want cash to take cash, and on the other we are creating yet a further leg of growth through the Asian dimension to an already very strong equity story in Barclays ABN AMRO which will drive value for years to come, and I think that’s a compelling story for ABN AMRO shareholders.

BOB DIAMOND: If I could just add to it, as John said this is Bob, you know, clearly a big portion of our offering is related to the Barclays equity price so we need to watch the reaction as John said but the second thing he talked about is really, really important.

This isn’t a bus stop strategy. We believed from the beginning that the combination of Barclays and ABN AMRO unlocks value in the integration of the two organisations. We’ve used the example of being able to sell their commodities platform through Brazil, for example. The strategic partnership for the China Development Bank enhances that even more with opportunities between China and Africa that are specifically going to be worked on. There’s opportunities to develop a premier player in the commodities markets, in the domestic markets in China. So when you think about the opportunities, the further opportunities that the announcements today have both on the share price and on the opportunity to look at profit potential down the road, it’s quite substantive and we think the shareholders are going to give it a good hard look.

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Henry Teitelbaum from Dow Jones, please go ahead with your question.

HENRY TEITELBAUM: Yes, good morning, gentlemen. I’m curious about the extent to which you have conferred with your own shareholders regarding this offer. Have you gotten any feedback from them? Are they…are they convinced by the comfort that you’re offering that this is not going to destroy value for them?

JOHN VARLEY: We’ve been in…in very regular dialogue with our shareholders as you can imagine over the course of the last months and weeks and we’ve been very careful in constructing this offer to achieve a number of things that we think enhance the position and give good protection to our existing shareholders. I mentioned in my remarks that a higher percentage of the enlarged entity, 57% versus 52%, will be owned by existing Barclays shareholders. I mentioned that we’re seeking to immunise the dilution impact from the firm placing by a commensurate buy-back. I mentioned that we’re creating the opportunity for our existing shareholders to participate in the conditional offer on the same terms by a claw back arrangement and I also mentioned that this transaction, this revised offer, continues to meet the tough financial tests that we apply to ourselves in terms of cash EPS appreciation, in terms of return on investment versus cost of capital, in terms of a substantial positive contribution to economic profit, all within three years. So I…I…our shareholders have…have sent a message of great consistency to us. They understand what Barclays has been doing in terms of growing profit by earnings diversification, they understand how the ABN AMRO transaction fits and their point is don’t overpay, and in saying that, that’s exactly the message that…that we give within the organisation here. This transaction is interesting to us from a strategic point of view because it’s interesting to us from an economic point of view and what we put in front of our shareholders and the ABN AMRO shareholders today is economically very rational.

HENRY TEITLEBAUM: Okay. Let me ask you as well, do you feel that the…this new offer will allow you to close the gap in the…in total value that you’re offering? You’re talking about still a gap of about 3.6 billion euros difference.

JOHN VARLEY: Well, I think Bob made the point a moment ago, that…that we see a number of sources of…of growth in our business arising from the developments that we are talking about today, and…and the judgements to be made by ABN AMRO shareholders is a judgement to be made in September when they will tender their stock by voting on our circular which we will post in August, that’s the time. Are we confident? We are confident.

HENRY TEITLEBAUM: Okay, thank you very much.

BOB DIAMOND: I think, also, you know, as John mentioned earlier, you have to wait and see what the stock…the reaction to the stock price over the next, you know, not just today and tomorrow and the next few weeks, but through early September and, you know, we feel all the things that we’ve done here are very positive in that respect.

HENRY TEITLEBAUM: Thank you.

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Myles Neligan from Thomson Financial; please go ahead with your question.

MYLES NELIGAN: Good morning. I just wondered whether you could give us some idea of what the strategic intentions of your new investors are and could you also give us an idea of where they…roughly where they rank on…on your shareholder register? It seems to me that China Development Bank might well end up as your biggest shareholder. I just wondered if you could clarify that.

BOB DIAMOND: Yeah, let me take the first part and maybe John will take the second part in terms of…in terms of that. The biggest strategic thrust here is the agreement that we signed just a few hours ago between John and our, you know, the China Development Bank. It’s really a strategic partnership and to give you a little bit of a taste of what we’re talking about, in commodities, for example, which is specifically identified as an area that we’re going to work together, we plan to create the key player, the top player, in the domestic Chinese market in providing commodity solutions to clients. And put that in the context of what’s going on in China, it’s the major player in the world in demand for metal. Bar Cap has a top three commodities franchise, number one in Europe, and with this strategic partnership will clearly be number one in China and throughout Asia. We specifically identify Africa as a place where Barclays has tremendous strength, over 1,000 branches, the leading international bank in Africa. China has increased trade flows with Africa five times in the last decade. It’s a hugely important trading partner for China. The ability to take our banking network and their corporate need banking services in Africa is another great way to create value and to serve the client base in China.

In asset management, which is another example, BGI becomes a preferred supplier of asset management services for the China Development Bank. Barclays Global Investors currently is one of only three non-Chinese manager of equities for safe for the foreign exchange reserve. They got a big mandate in active equity about a year ago. I can go on and on. There’s the opportunity in the combined ABN, Barclays, trade processing international payments platform. China trade flows have increased four fold over the last five years. The ability to match our payments infrastructure with our businesses in combined businesses in Brazil and Africa and other places around the world to provide transactional banking services as China’s companies expand overseas is another area of cooperation.

Very strategic, very important, it’s just what John and I have been talking about since we announced this deal. We’re creating opportunities to unlock value. This isn’t a domestic consolidation play. This is a strategic breakout.

JOHN VARLEY: Well, your point about the share register, if we make the assumption, there are some warrants being issued to each of China Development Bank and Temasek in addition to the share subscriptions and if I adjust to take account of those, then Temasek would have a holding of up to about 3.5% in the enlarged Barclays, and China Development Bank would have a holding of up to about 8% in the enlarged Barclays. At 3.5%, Temasek would be one of our biggest shareholders, and at 8% China Development Bank would be by some way our biggest shareholder.

MYLES NELIGAN: Are you comfortable having the Chinese government as your biggest shareholder?

JOHN VARLEY: Yes, absolutely I’m comfortable because, and I think the point is, do we see the essence of strategic breakout in this partnership, just as Bob has described? I mean that’s the story here. This is a commercial transaction and it’s a transaction borne by…by the interest that each partner has in doing business together. I feel entirely comfortable about it.

BOB DIAMOND: This is a strategic breakout. This is unconditional, this agreement with China. It’s unprecedented and it’s just Barclays, there’s no other international bank with our kind of global platform or ambition that’s going to have an agreement like this.

MYLES NELIGAN: Okay, thank you very much.

JOHN VARLEY: Thank you.

CONFERENCE CALL OPERATOR: Thank you, the next question comes through from the line of Ben Livesey from Bloomberg; please go ahead with your question.

BEN LIVESEY: Oh, hi, John and Bob. I just wondered if, I mean it sounds like there’s a lot of positives from these partnerships today. You know, why perhaps did you not set this off from the…from the get-go, as it were?

JOHN VARLEY: Well, you know, Ben, when I was giving my remarks, I said that…that the opportunity had come together in the ABN AMRO structure. What we have been wanting in any event to be developing our business in Asia, absolutely we would, that’s been a strategic imperative of ours for some time. But the interesting opportunity created by the ABN AMRO merger was to have two absolutely top quality names from Asia come onto our share register and that’s an opportunity that developed through the process of the merger to date, and I’m very happy with the outcome of it.

BOB DIAMOND: Slightly off…slightly different than your exact question, but I think important. The relationship between Barclays and China, Barclays and Singapore, goes back a very, very long time and Barclays Capital is a top tier provider of…of…of risk management solutions to China already in the…in the management of their foreign currency reserves. BGI is a big counterpart. One of the things that we’re really delighted about is this is a natural extension of our relationship. John’s conversations were a direct result of a Barclays’ introduction. There was no outside party.

BEN LIVESEY: Right, right, and may I ask how long have these conversations been going on for? Just to get a perspective, please.

JOHN VARLEY: As Bob says, we have…we have known both China Development Bank and Temasek through our Barclays Capital and BGI relations for a very long time. So we have known the principals in those two businesses for a very long time. Now, these conversations have been going on for…for a while but our relationships go back several years.

BOB DIAMOND: We state that in our release, our press release, today, I think, that this specifically regards the transaction we’re announcing today, those discussions began in May and June.

BEN LIVESEY: Right, okay. Okay, and was there any…I mean there’s been a lot of investor and, I guess, analyst comments as well about the supposedly superior synergies from the consortium and how…if Barclays raised its offer, you know, any dilution of the shares would be…would be destructive for shareholder value. I mean were you at any point considering walking away from this deal, John?

JOHN VARLEY: No.

BOB DIAMOND: And on the synergy thing, you get the Varley, Diamond theme here again telling you the same thing. We can’t prove it but what we’ve said is when you look at the kind of synergies that are being put out by the consortium, they stretch credibility. We certainly have an opportunity to fill ours up and we’ve maintained the discipline to keep them the same and to talk to you, very openly, about how conservative they are, to give you specific examples of…particularly on the revenue side of the potential in the Barclays ABN deal, and now even more so when you add in the strategic partnership with the China Development Bank how much value there is looking forward because of the strategic opportunities we’re laying out. So, we’re not stretching credibility with these numbers. We’re not going to stretch your credibility by pumping them up now.

JOHN VARLEY: We’ve got time for one more question.

CONFERENCE CALL OPERATOR: Thank you. Our final question comes through from the line of Angela Monaghan from the Telegraph. Please go ahead with your question.

ANGELA MONAGHAN: Hi, you said that you’re very comfortable with having China as the largest shareholder but how do you think that will go down in global markets?

JOHN VARLEY: I think it will be regarded as a very significant event in global markets. This is by far the biggest external investment ever made by China and the fat that they choose Barclays, the fact that they choose a British bank, is very good for this country. It’s very good for Barclays. I think it will cause a significant and positive reaction in global markets.

ANGELA MONAGHAN: Do you think there’ll be any sort of negative reaction as to how it will affect the US or how are you expecting it?

JOHN VARLEY: I think the way to look at it is that it’s the very same forces of globalisation that cause us to be diversifying our earning space including through merging with ABN AMRO, so it’s only the same forces of globalisation that caused the Chinese government and China Development Bank to want to externalise their own frames of reference, externalise their investment activity, and internationalise, and those two come together in…in the Barclays’ opportunity. I mean that’s what is driving it, is a large commercial opportunity. I think it’s extremely positive for…for global trends and globalisation.

BOB DIAMOND: China is for real.

ANGELA MONAGHAN: Thanks.

JOHN VARLEY: Thank you very much for being with us. Good morning.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.